

MANNATECH

2002 ANNUAL REPORT



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2002 Annual Report
Focus on our Shareholders 1
Focus on our Strengths 3
Focus on the Opportunity 5
Focus on our Future 7
Focus on our Numbers 8
Management's Discussion and Analysis 9
Financial Statements and Footnotes 22
Focus on our Management Inside Back Cover

Focus on our Shareholders

For Mannatech, 2002 was a year of accomplishments, including improving our financial performance to renewed profitability. We also completed and launched our new global associate career and compensation plan, successfully realigned our entire international executive team, expanded our products offered in our international operations, and improved our marketing strategy to enrich our brand image and brand recognition by redesigning our product labels, introducing new brochures, and improving our promotional materials.

At Mannatech, we believe our greatest strengths come from our products and our people. During 2002, Mannatech's associates, members and customers placed over one million orders. For nearly a decade, Mannatech's associates, members and customers, have received service from Mannatech's team of approximately 300 employees worldwide. At Mannatech, we believe our employees and associates are among the most talented in the industry and are responsible for contributing toward our company goals and helping to ensure that we are providing innovative, high-quality products through the best possible customer service and support.

Our goal for 2003 is clear – to continue to improve our financial performance. We believe we can improve our financial performance by increasing our revenues by expanding our customer base and increasing customer retention levels. We intend to achieve this by continuing to offer incentives to our associates while continually providing new and innovative products that aim at enhancing optimal health and wellness. Secondly, we will continue to carefully manage the expense side of our business and implement systems to further improve the efficiency of our operations.

Above all, we remain fully committed to our associates, employees, members, customers, and shareholders to provide high-quality products and services resulting in customer and employee satisfaction, profitable growth for our business, and increased value for our shareholders.

Robert M. Henry
Chief Executive Officer

Terry L. Persinger
President and Chief Operating Officer

Samuel L. Caster
Chairman of the Board

Glycentials

Ambrotose

MANNATECH

Optimal Health System

Focus on our Strengths

Mannatech takes great pride in our strengths. A study, conducted in 2001, revealed that we have extremely loyal customers who value the benefits and quality from our products. As a result, we believe our most important strength comes from our people involved with Mannatech and our products.

Every person involved with Mannatech is responsible for helping us attain our goals, including increasing shareholder value. In addition, the primary focus of our research and development team is to identify and translate innovative science into effective products that focuses on various areas of optimizing health and wellness. Furthermore, we offer our associates a host of opportunities to succeed in their financial pursuits through creative training aids, specialized seminars, and innovative technology.

We believe our products are well accepted in the marketplace. During 2002, we sold over 226 million capsules/tablets and over 135 million grams of bulk product as compared to over 204 million capsules/tablets and over 108 million grams of bulk product during 2001. How did we gain this acceptance? For almost a decade, our product concepts evolved to support our customers' needs. However, our goals have remained unchanged: (1) to offer a variety of unique products that are supported by scientific research and formulated to focus on maintaining optimal health and wellness; and (2) to provide an opportunity for associates to develop financial freedom while working with friendly, professional people.

During 2002, we implemented our marketing strategy to strengthen and align our brand image and brand recognition with the attitudes and beliefs of our customers. To achieve this alignment, we redesigned our product labels and are introducing a more concentrated message through various promotional materials and informative brochures.

We believe the combination of our talented and committed employees, outstanding and loyal associates, members and customers, technological infrastructure, and our products are the right formula for us to focus on achieving our financial goals for both our domestic and international markets.


LONG-TERM
RESIDUAL
INCOME
Accelerated
Leverage
POWER
TEAM
DEVELOPMENT
Goal
TEAM
Time

Focus on the Opportunity

In late 2002, Mannatech introduced its new global associate career and compensation plan. This new plan helps facilitate faster payouts and strengthen customer retention levels. Over the past two years, we studied all facets of our associate compensation plan and developed an extensive list of positives and negatives. Additionally, we carefully examined the pros and cons of our competitors' compensation plans. As a result of this study, we believe we have successfully created a new plan that combines many positive aspects of our industry. Our new plan provides a unique, multi-tiered compensation plan that is both globally-equitable and capable of boosting potential rewards at virtually every stage of business growth. We also believe our plan allows our associates to earn rewards faster, thus keeping new associates more focused on growing their business and achieving long-term success. We believe our plan is one of the most generous in the industry. Historically, commissions and incentives paid to our associates have ranged from 40 to 44 percent of our commissionable net sales. We believe our future commissions and incentives, as a percentage of commissionable net sales, will remain in the same historical range in order to continue to attract, retain, and motivate associates.

Another opportunity we provide to our associates is our innovative e-commerce platform, which provides customers with ordering capability 24-hours a day, 7 days a week. This platform also provides our associates with a wealth of reports and organizational sales volume tracking tools to help associates maximize their earnings potential.

We continue to believe that network-marketing is the most cost-effective way to quickly and effectively introduce our products into the global marketplace. Network-marketing minimizes up-front costs as compared to conventional marketing methods. In addition, network-marketing allows us to be more responsive to the ever-changing, overall market conditions of the marketplace.

We intend to grow our business and expand our market leadership by continuing to offer dynamic earnings opportunities to our associates and offering unique products to our customers. In addition, we intend to focus on global opportunities through controlled market expansion and expansion of our product lines.



Focus on the Future

As we enter 2003, Mannatech has gained momentum and improved its financial performance. Mannatech will continue to focus on strengthening its operations, improving financial performance and enriching customers' experiences. In addition, we will focus on strengthening our brand identity and growing at a reasonable rate, while continuing to control costs, tap into new markets, and return value to our shareholders. We strive to strike the correct balance between our short-term performance and our future long-term investment.

We expect to achieve these goals by increasing our revenue. Looking back on 2002, we launched our new global associate career and compensation plan, increased pack sales, globally expanded automatic monthly orders from 63 to 65 percent of total orders and strengthened our brand identity. We will use these achievements as a springboard to increase our future revenue. Additionally, we have only begun to cultivate six of the major available global markets, which account for a portion of the total projected network-marketing growth over the next five years. Further, we believe that our new compensation plan is a means to directly improve our customer retention rates.

We believe we will be able to increase our revenue and sustain our market leadership in 2004 and beyond by focusing on our plan new product development as we plan to expand our overall health products in such targeted areas as nutrition and skin care solutions. In addition, our international management team intends to carefully research any barriers to entry into targeted new international markets, which should result in smoother entries into future new markets.

With our renewed sense of focus in 2002, we earned a solid profit, brought stability and growth to our operations, and reversed the financial decline from previous years. In short, we made progress across the board and have effectively set the stage for continuing improvements, including increasing demand for our products and increasing value to our shareholders in 2003.



Financial Highlights
(in millions, except per share and associate amounts)

For the year ended December 31,	1998	1999	2000	2001	2002
Net sales	$164.9	$179.7	$150.0	$128.7	$140.9
Gross profit	$ 71.1	$ 77.0	$ 61.2	$ 53.2	$ 57.2
Net income (loss)	$ 10.1	$ 10.8	$ (7.3)	$ (3.7)	$ 1.9
Earnings (loss) per share:					
Basic	$ 0.45	$ 0.45	$(0.30)	$(0.15)	$ 0.08
Diluted	$ 0.42	$ 0.43	$(0.30)	$(0.15)	$ 0.07
Weighted average common share outstanding:					
Basic	22.1	24.1	24.9	24.7	25.1
Diluted	23.7	24.1	24.9	24.7	25.3
Cash, restricted cash and investments	$ 0.8	$ 0.8	$ 5.7	$ 4.2	$ 18.0
Working capital	$(12.4)	$ 11.7	$ 7.3	$ 5.9	$ 9.5
Total assets	$ 26.9	$ 44.8	$ 38.9	$ 33.1	$ 34.8
Total shareholders' equity	$ 2.7	$ 27.3	$ 18.7	$ 16.1	$ 18.1
Net income (loss) as a percentage of net sales	6.1%	6.0%	(4.9%)	(2.8%)	1.3%
Associates and Members	237,000	269,000	237,000	192,000	200,000

2002
UNITED STATES
SECURITIES AND EXCHANGE
FORM
2002

Selected Financial Data

The Selected Financial Data set forth below for each of the five years ended December 31, 2002 have been derived from and should be read in conjunction with (A) Mannatech's Consolidated Financial Statements and related notes set forth in this report, and (B) "Management's Discussion and Analysis of Financial Condition and Results of Operations" set forth in this report.

	Year ended December 31,				
	1998	*1999*	*2000*	*2001*	*2002*
	(in thousands, except per share amounts)				
Consolidated Statement of Income Data:					
Net sales	$164,933	$179,730	$150,006	$128,736	$140,948
Gross profit	$ 71,143	$ 77,033	$ 61,175	$ 53,218	$ 57,172
Income (loss) from operations	$ 16,057	$ 16,081	($ 8,439)	($ 3,924)	$ 2,978
Income (loss) before cumulative effect of accounting change	$ 10,054	$ 10,788	($ 7,139)	($ 3,660)	$ 1,888
Cumulative effect of accounting change [1]	—	—	(210)	—	—
Net income (loss)	$ 10,054	$ 10,788	($ 7,349)	($ 3,660)	$ 1,888
Earnings (loss) per common share—basic:					
Before cumulative effect of accounting change	$ 0.45	$ 0.45	($ 0.29)	($ 0.15)	$ 0.08
Cumulative effect of accounting change [1]	—	—	(0.01)	—	—
Net	$ 0.45	$ 0.45	($ 0.30)	($ 0.15)	$ 0.08
Earnings (loss) per common share—diluted:					
Before cumulative effect of accounting change	$ 0.42	$ 0.43	($ 0.29)	($ 0.15)	$ 0.07
Cumulative effect of accounting change [1]	—	—	(0.01)	—	—
Net	$ 0.42	$ 0.43	($ 0.30)	($ 0.15)	$ 0.07
Weighted average common and common equivalent shares outstanding:					
Basic	22,102	24,133	24,946	24,730	25,135
Diluted	23,659	25,224	24,946	24,730	25,265
Other Financial Data:					
Capital expenditures [2]	$ 6,098	$ 3,243	$ 4,109	$ 1,316	$ 1,008
Dividends declared per common share	$ 0.39	$ 0.06	$ —	$ —	$ —
Consolidated Balance Sheet Data:					
Total assets	$ 26,874	$ 44,779	$ 38,902	$ 33,143	$ 34,816
Long-term obligations excluding current portion	$ 1,056	$ 325	$ 527	$ 950	$ 158

(1) Cumulative effect of accounting change is the result of Mannatech adopting Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" retroactively to January 1, 2000.

(2) Capital expenditures include assets acquired through capital lease obligations of $397, $1,472, and $25, in 1997, 1998, and 2002, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to assist in the understanding of Mannatech's financial position and results of operations for each of the three years ended December 31, 2002. This discussion should be read in conjunction with the Consolidated Financial Statements and related Notes set forth in this report.

Company Overview and Critical Accounting Policies and Estimates

For nearly a decade, Mannatech has developed innovative, high-quality, proprietary nutritional supplements, topical products, and weight-management products that are sold through a global network-marketing system throughout the United States, Canada, Australia, the United Kingdom, Japan, and New Zealand. New Zealand began operations on June 10, 2002 and is serviced by Mannatech's Australian subsidiary. Currently, Mannatech operates as a single segment and primarily sells its products through a network of approximately 200,000 associates and members who have purchased Mannatech's products within the last 12 months.

Mannatech's significant accounting policies are described in Note 1 to its Consolidated Financial Statements and related Notes set forth in this report. In response to SEC Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," Mannatech identified certain policies that are important to the portrayal of its financial condition and results of operations. These policies require the application of significant judgment by Mannatech's management. Mannatech periodically analyzes its estimates, including the need for inventory reserves and write-downs, impairment of long-lived assets, tax valuation allowances, provisions for doubtful accounts, sales returns, contingencies and litigation, and bases its estimates on Mannatech's historical experience, industry standards, and various other assumptions that may be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions. An adverse effect on Mannatech's financial condition, changes in financial condition, and results of operations could occur if circumstances change that alter the various assumptions or conditions used in such estimates or assumptions. Mannatech's critical accounting policies include the following:

- Inventory value is reviewed and compared to the market value of inventory and any inventory in excess of fair market value is written down. In addition, Mannatech reviews its inventories for obsolescence, and any inventory identified as obsolete is written off. The determination of obsolescence is based on assumptions about demand for the products, estimated future sales, and management's future plans. If actual sales or management plans are less favorable than those originally projected by management, additional inventory reserves or write-downs may be required. Inventory value at December 31, 2002 was $5.5 million, which includes an inventory reserve of $124,000.

- Property and equipment are reviewed for impairment whenever an event or change in circumstances indicates that the net book value of an asset or group of assets may be unrecoverable. Mannatech's impairment review includes a comparison of future projected cash flows generated by the asset or group of assets with its associated carrying value. Mannatech believes its net book value approximates or exceeds its expected future cash flows; however, if circumstances change and the net book value of the asset or group of assets exceeds expected cash flows (undiscounted and without interest charges), an impairment loss would be recognized to the extent the net book value of an asset exceeds its fair value. At December 31, 2002, the net book value of Mannatech's property and equipment was $7.5 million.

- Mannatech evaluates the probability of realizing the future benefits of any deferred tax assets and records a valuation allowance when it believes a portion or all of the deferred tax assets may not be realized. If Mannatech is unable to realize the expected future benefits of its deferred tax assets, it would be required to provide an additional valuation allowance. As of December 31, 2002, Mannatech recorded deferred tax assets of $1.0 million, which are net of an valuation allowance of $2.9 million.

- Mannatech defers all of its revenue until its customer receives the shipment. Mannatech also defers a portion of its revenue from the sale of its starter and renewal packs when the revenue exceeds the total average wholesale value of all individual items included in such packs and amortizes such deferrals over 12 months. Certain packs contain an event admission pass that allows an associate free admission to a corporate-sponsored event and beginning in September 2002, some packs include a one-year subscription to Mannatech's monthly magazine. Revenue from these packs is allocated between products, event admission, and magazine subscription revenue, based on each of their proportionate average fair value. The event admission revenue and the magazine subscription revenue are amortized over 12 months. In the future, Mannatech may change the contents of its packs or its shipping methods, and as a result may have to defer additional revenue and recognize the deferred revenue over an extended period of time.

- Mannatech capitalizes qualifying costs related to the development of its internally-developed software applications including: *GlycoScience.com*, a scientific web database; *Enterprise System*, a sales and commission database; and *Success Tracker™*, a web-based training and marketing tool for its associates. Mannatech amortizes such qualifying costs over the estimated useful life of the software, which is either three or five years. If accounting standards change or if the capitalized software becomes obsolete, Mannatech may be required to write off its capitalized software or accelerate its amortization. As of December 31, 2002, Mannatech's capitalized software had a net book value of $0.8 million.

General Summary

Mannatech primarily derives its revenues from sales of its products, starter and renewal packs, and from shipping fees. Substantially all product sales are sold to independent associates at published wholesale prices or sold to members at discounted published retail prices. Mannatech periodically changes its starter and renewal packs to meet the current market demands. Each starter and renewal pack includes some combination of Mannatech's latest products and promotional materials. Mannatech tries to offer comparable packs in each country in which it does business; however, because each country has different regulatory guidelines, not all of Mannatech's packs can be offered in all countries. Mannatech defers the recognition of revenue for product sales until its customers receive the products. On September 14, 2002, Mannatech implemented a price increase of approximately 4% on certain wholesale and retail sale prices. The net sales by country as a percentage of consolidated net sales and in dollars are as follows:

Year ended December 31,	*United States*	*Canada*	*Australia*	*United Kingdom*	*Japan*	*New Zealand*	*Total*
2002	74.5%	11.6%	4.8%	1.1%	6.4%	1.6%	100.00%
2001	77.1%	14.1%	3.4%	1.0%	4.4%	—%	100.00%
2000	77.0%	13.5%	5.7%	1.3%	2.5%	—%	100.00%

Year ended December 31, (in millions)	*United States*	*Canada*	*Australia*	*United Kingdom*	*Japan*	*New Zealand*	*Total*
2002	$105.0	$16.4	$6.6	$1.6	$9.0	$2.3	$140.9
2001	$ 99.3	$18.1	$4.4	$1.2	$5.7	$—	$128.7
2000	$115.7	$20.2	$8.5	$1.9	$3.7	$—	$150.0

In 2002, Mannatech's operations, excluding its North American operations, accounted for 13.9% of consolidated net sales, whereas in 2001, operations, excluding its North American operations, accounted for 8.8% of consolidated net sales. Mannatech attributes this increase in net sales to the change in its international management team along with the expansion of products offered in its international operations and the launching of its new global associate career and compensation plan.

Fourth quarter 2002 net sales increased 20.2% as compared to the fourth quarter 2001 net sales. For the year ended December 31, 2002, net sales increased 9.5% as compared to the year ended 2001. The increase is largely attributable to the increase in pack sales, launching Mannatech's global associate career and compensation plan, expanding the products lines offered in its international operations, and initiating effective personnel changes in its international operations.

For 2002, quarterly pack sales continued to range between $7 million and $8 million as compared to 2001, where quarterly pack sales ranged between $4 million and $5 million. Mannatech believes the increase in its quarterly pack sales directly correlates to the introduction of the travel incentive program and the launching of the new global associate career and compensation plan.

For 2002, both the number of new associates and members and the number of associates and members who have purchased Mannatech's products within the last 12 months have increased. Mannatech believes these increases are primarily attributed to the travel program offered and the launching of its new global associate career and compensation plan. The number of new associates and members, as well as the number of associates and members who have not cancelled their status, at December 31, are as follows:

Associates and Members	*2000*		*2001*		*2002*	
New	108,000	45.6%	66,000	34.4%	83,000	41.5%
Continuing	129,000	54.4%	126,000	65.6%	117,000	58.5%
Total	237,000	100.0%	192,000	100.0%	200,000	100.0%

In 2003, Mannatech plans to continue to concentrate on increasing net sales. Mannatech believes increasing net sales is primarily dependant upon the following factors:

- continuing its product development strategy;
- continuing to monitor and refine its new global associate career and compensation plan; and
- increasing its base of customers who routinely purchase products.

Mannatech's product development strategy is divided into three primary areas of focus, which are as follows:

- working to ensure that an entire spectrum of products is available in all countries in which Mannatech does business;
- continuing to develop new products that either complement existing products or create a new demand for Mannatech's products; and
- continuing to monitor and modify existing product formulas to ensure high-quality and economies of scale.

Cost of sales primarily consists of products purchased from third-party manufacturers, costs of promotional materials sold to Mannatech's associates, and occasional write-offs of inventories. The product mix of products sold directly affects cost of sales and gross profit, as each product and promotional material has a different gross margin. The product mix is influenced by changes in incentive programs, promotional activities, consumer demand, competitors' products, economic conditions, and scientific studies and breakthroughs.

Commissions and incentives paid to associates are Mannatech's most important and most significant expenses. Mannatech's commissions and incentives are designed to motivate associates and financially reward them for their efforts. Mannatech's commission and incentive program is designed to pay commissions and incentives to associates for their global downline activities, thereby allowing existing and new associates to build their individual global networks by expanding existing downlines into newly-formed international markets rather than requiring associates to establish new downlines to qualify for commissions and incentives within each new country. Periodically, Mannatech offers travel incentives, which are designed to stimulate both pack and product sales.

After two years of research and development, Mannatech launched its global associate career and compensation plan in September 2002. Overall, the plan eliminated the binary commission structure paid only in the United States and Canada and changed certain qualifying measurements for certain existing commission types in order to pay new associates faster. The plan also increased the payouts of most commissions paid and introduced new commission type payments to concentrate commission payments on pack and product sales, as well as rejuvenate network development. Under the new plan, commissions and incentives are expected to remain relatively consistent as a percentage of net commissionable sales. Mannatech generally pays commission and incentives to associates based on the following:

- an associates' placement and position within the overall global plan;
- the volume of an associate's direct and indirect commissionable sales; and
- an associate's achievement of certain levels to qualify for various incentives/compensation programs.

Operating expenses consist primarily of selling and administrative expenses and other operating costs. Selling and administrative expenses are a combination of both fixed and variable expenses and include salaries and benefits, contract labor, shipping and freight, and marketing-related expenses, such as hosting Mannatech's corporate-sponsored events. Other operating costs include utilities, depreciation, travel, consulting fees, professional fees, office expenses, printing-related expenses, and miscellaneous operating expenses.

Income taxes include both domestic and foreign taxes. In 2001 and 2002, Mannatech's United States federal statutory tax rate was 34%. Mannatech pays taxes in Australia and in the United Kingdom at a statutory rate of approximately 30%. Mannatech expects to pay taxes in Japan at a statutory tax rate ranging between 42% and 48%. However, since inception, Mannatech's Japan subsidiary has only reported net operating losses. A portion of Mannatech's income from its international operations is subject to taxation in the countries in which it operates; although, it may receive foreign tax credits that would reduce the amount of United States taxes owed. Mannatech may not be able to use all of its foreign tax credits in the United States. Mannatech may also incur net operating losses that may not be fully realizable. Mannatech records a valuation allowance for any expected net operating losses that are not likely to be fully realizable in the future.

Mannatech reported basic earnings per share of $0.08 in 2002 as compared to a loss per share of ($0.15) in 2001. The increase in earnings per share was primarily the result of an increase in net sales of $12.2 million and a $2.9 million reduction in total operating expenses.

Results of Operations

The following table summarizes Mannatech's consolidated operating results as a percentage of net sales for each of the years indicated:

	Year ended December 31,		
	2000	2001	2002
Net sales	**100.0%**	**100.0%**	**100.0%**
Cost of sales	18.0	18.3	17.3
Commissions and incentives	41.2	40.4	42.1
Gross profit	40.8	41.3	40.6
Operating Expenses:			
Selling and administrative expenses	24.0	23.9	23.3
Other operating costs	21.1	17.8	15.2
Write-off of fixed asset	0.6	—	—
Severance expenses related to former executives	0.7	2.7	—
Income (loss) from operations	**(5.6)**	**(3.1)**	**2.1**
Interest income	0.5	0.2	0.2
Interest expense	(0.1)	—	—
Other income (expense), net	(0.4)	—	0.1
Income (loss) before income taxes and cumulative effect of accounting change	**(5.6)**	**(2.9)**	**2.4**
Income tax (expense) benefit	0.8	0.1	(1.1)
Income (loss) before cumulative effect of accounting change, net of tax	(4.8)	(2.8)	1.3
Cumulative effect of accounting change, net of tax	(0.1)	—	—
Net income (loss)	**(4.9)%**	**(2.8)%**	**1.3%**

2002 compared to 2001

Net sales. Net sales increased 9.5% to $140.9 million in 2002 from $128.7 million in 2001 primarily due to a 50% increase in pack sales of $9.7 million. The increase in pack sales was attributed to the introduction of a travel incentive program and the launch of Mannatech's new global associate career and compensation plan. The remaining increase related to an increase in product sales of $2.5 million. Product sales increased as a result of the increase in pack sales and the expansion of products offered in its international operations.

Cost of sales. Cost of sales increased 3.8% to $24.4 million in 2002 from $23.5 million in 2001. As a percentage of net sales, cost of sales decreased to 17.3% in 2002 from 18.3% in 2001. The decrease in cost of sales as a percentage of net sales was primarily due to the change in product mix sold and the prior year write-down of inventory totaling $1.2 million for the start-up inventories that were approaching their expiration dates in its foreign operations. The dollar increase was the result of an increase in net sales.

Commissions and incentives. Commissions and incentives increased 14.2% to $59.4 million in 2002 from $52.0 million in 2001. As a percentage of net sales, commissions and incentives increased to 42.1% in 2002 from 40.4% in 2001. The increase as a percentage of net sales was the result of an increase in commissionable sales in relation to gross sales and the introduction of a travel incentive program.

Gross profit. Gross profit increased 7.5% to $57.2 million in 2002 from $53.2 million in 2001. As a percentage of net sales, gross profit decreased to 40.6% in 2002 from 41.3% in 2001. These changes were primarily attributable to an increase in net sales, the introduction of a travel incentive program and the improvement in cost of sales.

Selling and administrative expenses. Selling and administrative expenses increased 6.5% to $32.8 million in 2002 from $30.8 million in 2001. As a percentage of net sales, selling and administrative expenses decreased to 23.3% in 2002 from 23.9% in 2001. The dollar increase was primarily due to the following:

- a $2.1 million increase in compensation, including wages and contract labor due primarily to the accrual of $0.9 million in bonuses for executives, paying an aggregate of $0.6 million to Mannatech's former medical director and two of its former international general managers, and a $0.6 million increase in contract labor related to the development and launching of Mannatech's global associate career and compensation plan;
- a $0.2 million increase in freight costs related to the increase in net sales; partially offset by
- a ($0.3 million) decrease in expenses related to various corporate-sponsored events.

Other operating costs. Other operating costs decreased (6.6%) to $21.4 million in 2002 from $22.9 million in 2001. As a percentage of net sales, other operating costs decreased to 15.2% in 2002 from 17.8% in 2001. The dollar decrease was primarily due to the following:

- a ($1.3 million) decrease in consulting fees related to canceling the consulting agreement with Samuel Caster and various international consultants and the modification of the Royalty Agreement with Jett;
- a ($2.2 million) decrease in third party contractors related to providing order processing and customer service for Mannatech's international operations; partially offset by
- a $0.8 million increase for travel expenses related to associates qualifying for the 2002 travel incentive program;
- a $0.8 million increase in research and development, telephone, insurance, postage, offsite storage, and credit card fees, which directly relate to the increase in net sales;
- a $0.3 million increase in miscellaneous expenses related to the non-compete agreement with Dr. H. Reginald McDaniel and the settlement of various lawsuits; and
- a $0.1 million increase in depreciation expense.

Severance Charges. In the second quarter of 2001, Mannatech accrued severance charges totaling $3.4 million for certain executive officers, which are due at various times through 2004.

Interest income. Interest income increased 3.6% to $285,000 in 2002 from $275,000 in 2001. As a percentage of net sales, interest income remained at 0.2% for both 2002 and 2001. The dollar increase was primarily related to maintaining a higher average cash balance.

Interest expense. Interest expense decreased (40.6%) to $19,000 in 2002 from $32,000 in 2001. As a percentage of net sales, interest expense remained at 0.0% for 2002 and 2001, respectively. The dollar decrease was primarily due to the repayment of existing capital leases and the repayment of notes payable related to financing its insurance premiums.

Other income (expense), net. Other income (expense), net consists of foreign currency translation adjustments related to Mannatech's foreign operations and miscellaneous non-operating items. Other income (expense), net increased to $98,000 in 2002 from ($83,000) in 2001. As a percentage of net sales, other income (expense), net increased to 0.1% in 2002 from 0.0% in 2001. The change in other income (expense), net primarily consisted of currency translation exchange gains and losses.

Income tax (expense) benefit. Income tax (expense) benefit increased to ($1.5 million) in 2002 from $104,000 in 2001. Mannatech's effective tax rate increased to 43.5% in 2002 from 2.8% in 2001. Mannatech's effective tax rate increased primarily due to the income mix between its domestic and foreign operations and increasing the valuation allowance for the losses from its Japan subsidiary.

Net income (loss). Net income (loss) increased to $1.9 million in 2002 from ($3.7 million) in 2001. As a percentage of net sales, net income (loss) increased to 1.3% in 2002 from (2.8%) in 2001. The dollar increase was primarily the result of the increase in net sales, the curtailment of operating expenses and the prior year severance charges of $3.4 million.

2001 compared to 2000

Net sales. Net sales decreased (14.2%) to $128.7 million in 2001 from $150.0 million in 2000 primarily due to a 19.0% decrease in associates who have purchased Mannatech's products over the last 12 months. This decrease was partially offset by a $2.0 million increase in net product sales, which was primarily due to its Japan subsidiary operating for a full year and the introduction of the following three new products: GLYCO-BEARS®, Glycentials™ Vitamin, Ambroglycin™ Mineral and Antioxidant Formula, and CardioBALANCE™.

Cost of sales. Cost of sales decreased (13.3%) to $23.5 million in 2001 from $27.1 million in 2000. As a percentage of net sales, cost of sales increased to 18.3% in 2001 from 18.0% in 2000. The increase in cost of sales as a percentage of net sales was primarily due to the write-down of inventories totaling $1.2 million in 2001. The write-down was the result of over-estimating start-up inventories needed for its foreign operations, which were approaching their expiration dates.

Commissions and incentives. Commissions and incentives decreased (15.7%) to $52.0 million in 2001 from $61.7 million in 2000. As a percentage of net sales, commissions decreased to 40.4% in 2001 from 41.2% in 2000. The decrease as a percentage of sales was the result of a decrease in commissionable sales as a percentage of total sales. The dollar decrease was the direct result of a decrease in net sales reflecting a decline in the number of associates, who purchased Mannatech's products over the last 12 months. This dollar decrease was partially offset by the introduction of two new associate incentive programs, including the power plan and team plan bonuses.

Gross profit. Gross profit decreased (13.1%) to $53.2 million in 2001 from $61.2 million in 2000. As a percentage of net sales, gross profit increased to 41.3% in 2001 from 40.8% in 2000. The decrease was primarily attributable to the write-off of inventories in 2001 and a decrease in net sales.

Selling and administrative expenses. Selling and administrative expenses decreased (14.2%) to $30.8 million in 2001 from $35.9 million in 2000. As a percentage of net sales, selling and administrative expenses slightly decreased to 23.9% in 2001 from 24.0% in 2000. The dollar decrease was primarily due to the following:

- a ($2.1 million) decrease in compensation, including wages and contract labor due primarily to the termination of various highly paid executives during 2001, partially offset by compensation related to the replacement of some of these executives;
- a ($1.1 million) decrease in freight costs related to the decrease in net sales;
- a ($1.7 million) decrease in expenses related to various corporate-sponsored events that were held in 2000 to promote its international expansion, including the Japan grand opening event; and
- a ($0.2 million) decrease in various marketing expenses.

Other operating costs. Other operating costs decreased (27.8%) to $22.9 million in 2001 from $31.7 million in 2000. As a percentage of net sales, other operating costs decreased to 17.8% in 2001 from 21.1% in 2000. The dollar decrease was primarily due to the following:

- a ($5.7 million) decrease in expenses related to travel, accounting, rent, third party contractors, and consulting services for Mannatech's international expansion;
- a ($1.5 million) decrease in telephone, postage and credit card fees, which directly relates to the decrease in net sales;
- a ($0.8 million) decrease in operating expenses related to the reduction of its property taxes and other miscellaneous operating expenses; and
- a ($0.8 million) decrease from canceling various contracts in 2000 related to its subsidiary, Internet Health Group, Inc.

Write-off of a fixed asset. In the second quarter of 2000, Mannatech determined its Internet subsidiary, Internet Health Group, Inc., fixed asset with a book value of $870,000, was impaired and should be written-off. The write-off was a result of continued poor performance of its subsidiary, which discontinued operations as of December 29, 2000.

Severance Charges. In the second quarter of 2001, Mannatech accrued various severance charges totaling $3.4 million for certain former executive officers, which are due at various times through 2004.

Interest income. Interest income decreased (59.8%) to $275,000 in 2001 from $684,000 in 2000. As a percentage of net sales, interest income decreased to 0.2% in 2001 from 0.5% in 2000. The decrease was primarily due to Mannatech using cash to fund current year operations, including the funding of its international operations.

Interest expense. Interest expense decreased (53.6%) to $32,000 in 2001 from $69,000 in 2000. As a percentage of net sales, interest expense decreased to 0.0% in 2001 from (0.1%) in 2000. The dollar decrease was primarily due to the repayment of existing capital leases and the repayment of financing agreements for insurance premiums.

Other income (expense), net. Other income (expense), net consists of foreign currency translation adjustments related to Mannatech's foreign operations and miscellaneous non-operating items. Other income (expense), net decreased (85.1%) to $83,000 in 2001 from $558,000 in 2000. As a percentage of net sales, other income (expense), net decreased to 0.0% in 2001 from (0.4%) in 2000. In 2001, other income (expense), net primarily consisted of currency translation exchange losses. In 2000, other income (expense), net consisted primarily of currency translation exchange losses, sales tax payments and tax penalties.

Income tax (expense) benefit. Income tax (expense) benefit decreased to $104,000 in 2001 from $1.2 million in 2000. Mannatech's effective tax rate decreased to 2.8% in 2001 from 14.8% in 2000. Mannatech's effective tax rate decreased primarily as a result of the increase of its valuation allowance for the net operating losses incurred by its Japanese subsidiary.

Cumulative effect of accounting change, net of tax. In the fourth quarter of 2000, Mannatech adopted Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"), which resulted in a one-time charge of $210,000, net of tax of $126,000, for the cumulative effect of the accounting change. SAB 101 requires Mannatech to defer recognition of revenues until associates receive products.

Net income (loss). Net income (loss) decreased to ($3.7 million) in 2001 from ($7.3 million) in 2000. As a percentage of net sales, net income (loss) decreased to (2.8%) in 2001 from (4.9%) in 2000. The dollar decrease was primarily the result of the reduction of total operating expenses.

Seasonality and Selected Quarterly Statements of Operations

Mannatech believes the impact of seasonality on its results of operations is minimal. Mannatech has experienced and predicts it will continue to experience variations on its quarterly results of operations in response to, among other things:

- the timing of the introduction of new products;
- the recruiting and retention of associates;
- the general overall economic outlook;
- the conditions and acceptance of the network-marketing industry; and
- the consumer perception of its products and its overall operations.

As a result of these and other factors, Mannatech's quarterly results may vary significantly in the future. Period-to-period comparisons should not be relied upon as an indication of future performance since Mannatech can give no assurances that the revenue trends in new markets, as well as its existing markets, will follow historical patterns. The market price of Mannatech's common stock may also be adversely affected by the above factors.

The following table sets forth Mannatech's unaudited consolidated quarterly statement of operations data for the periods indicated. In Mannatech's opinion, this information has been prepared on the same basis as its audited consolidated financial statements set forth in this report and includes all necessary adjustments, consisting only of normal recurring adjustments that are considered necessary to present fairly this information in accordance with generally accepted accounting principles. The reader should read this information in conjunction with the Consolidated Financial Statements and related Notes set forth in this report.

	Mar. 31, 2001	*June 30, 2001[1]*	*Sept. 30, 2001*	*Dec. 31, 2001[2]*	*Mar. 31, 2002*	*June 30, 2002[3]*	*Sept. 30, 2002*	*Dec. 31, 2002[4]*
	(in millions, except per share information)							
Net sales	$34.2	$32.5	$30.3	$31.7	$32.9	$35.4	$34.5	$38.1
Gross profit	$14.7	$14.2	$12.5	$11.8	$13.2	$14.0	$14.0	16.0
Income (loss) before income taxes and cumulative effect, net of tax	($ 0.5)	($ 2.2)	($ 0.1)	($ 1.1)	$ 1.2	$ 0.3	$ 0.4	$ 1.5
Income tax (expense) benefit	$ 0.2	$ 0.2	($ 0.2)	($ 0.1)	($ 0.6)	($ 0.0)	($ 0.2)	($ 0.7)
Net income (loss)	($ 0.3)	($ 2.0)	($ 0.3)	($ 1.0)	$ 0.6	$ 0.3	$ 0.2	$ 0.8
Earnings (loss) per share: [5]								
Basic	($0.01)	($0.08)	($0.01)	($0.05)	$0.02	$0.01	$0.01	$0.04
Diluted	($0.01)	($0.08)	($0.01)	($0.05)	$0.02	$0.01	$0.01	$0.03

(1) For the second quarter of 2001, income before taxes was reduced by $3.4 million for severance expenses related to various executives.

(2) For the fourth quarter of 2001, gross profit was reduced by $1.2 million related to recording the write-downs of inventories related to its projected start-up inventories for its foreign operations.

(3) The New Zealand operation began in June 2002.

(4) The new global associate career and compensation plan was launched and a 4% price increase in certain wholesale and retail prices was implemented in late September 2002.

(5) Computed on the basis described in Note 1 in the Notes to the Consolidated Financial Statements.

Liquidity and Capital Resources

Mannatech's principal need of funds is to pay for operating expenses, including commissions and incentives, capital expenditures, and inventory purchases. Historically, Mannatech has generally funded its business objectives, working capital, and operations primarily through reliance on its cash flows from operations rather than incurring long-term debt. Mannatech plans to continue to fund its business objectives, working capital, and operations primarily through its cash flows from operations.

Cash and cash equivalents. Mannatech's cash and cash equivalents increased to $17.7 million at December 31, 2002 from $9.9 million at December 31, 2001 primarily as a result of increased operating profits and a reduction in Mannatech's inventories.

Working Capital. Mannatech's working capital increased to $9.5 million at December 31, 2002 from $5.9 million at December 31, 2001. The increase in working capital was primarily attributable to the increase in its current assets. Current assets included an increase in cash and cash equivalents of $7.8 million, which was primarily due to the increase in net sales and the curtailment of operating expenses, offset by a $2.8 million decrease in inventory due to the reduction of raw materials on hand. The increase in current liabilities of $0.8 million was due to the timing of payments due for accrued expenses, which was partially offset by the reduction in accrued severance to former officers.

Mannatech's cash flows consist of the following:

	For the year ended December 31,		
Provided by (used in):	*2000*	*2001*	*2002*
Operating activities	($4.6 million)	$7.4 million	$9.7 million
Investing activities	($1.7 million)	($1.2 million)	($1.3 million)
Financing activities	$0.6 million	($2.0 million)	($0.7 million)

Operating activities. For 2002, operating activities primarily consisted of $5.9 million in earnings before depreciation and amortization, a $2.8 million decrease in inventories, and a decrease of $0.9 million in prepaids and other assets. The decrease in prepaids and other assets was primarily the result of the prior year prepayment of expenses.

In 2001, operating activities primarily consisted of $0.3 million in earnings before depreciation and amortization, a $4.8 million reduction in inventories, an income tax refund of $2.3 million, and an increase of $0.7 million in prepaids and other assets. These operating activities were partially offset by the recording of deferred tax of $1.7 million and the net decrease in operating expense accruals of $1.4 million, which was offset by an increase in the severance accrual of $2.2 million.

Investing activities. For 2002, investing activities primarily consisted of $1.0 million increase in purchases of computer hardware and software and restricting $0.3 million in cash as collateral for its master-operating lease. Mannatech plans to purchase up to $2.0 million in additional computer hardware and software in 2003. The additional purchases will primarily relate to upgrading existing hardware and software to increase functionality and further enhance reporting and processing, including its financial reporting system.

For 2001 investing activities primarily consisted of $1.3 million in purchases of computer hardware and internal software development, including the development of the web-based Success Tracker™ data management tool. This was partially offset by $0.1 million received for the repayment of notes receivables due from certain shareholders/affiliates.

At December 31, 2002, related party notes receivable, net of an allowance of $31,000, totaled $0.4 million. The notes receivable are composed of five separate notes due from former officers and shareholders, Two of the five notes were due from Gary Watson and William C. Fioretti, whose loan balances at December 31, 2002 were $31,000 and $141,000, respectively. As of March 2003, Mr. Watson had not made his annual scheduled payments for the last two years and has not made his third annual scheduled payment due February 17, 2003. As a result, Mannatech established a provision for doubtful accounts of approximately $31,000 related to his note. Mr. William Fioretti has not made his annual schedule payment for 2002 or for 2003; however, in September 2002, Mannatech filed a lawsuit against him demanding repayment. Currently, the parties are negotiating a settlement and Mannatech believes this note is fully collectible.

Financing activities. For 2002, financing activities consisted of timely repayments of capital leases and notes payable of $0.7 million. For 2001, financing activities consisted of the elimination of book overdrafts of $1.5 million, timely repayments of capital leases and notes payable of $0.8 million, and the repurchase of common stock of $0.7 million from Mr. Charles E. Fioretti. These financing activities were partially offset by the $0.8 million of proceeds from the sale of its treasury stock and $0.1 million of proceeds from the exercise of stock options.

During 2001, Mannatech entered into various financing agreements to finance certain insurance premiums totaling $0.8 million. The notes required a 25% down payment, accrued interest at 9.15%, and were due in eight monthly installments through July 2002. In January 2002, Mannatech entered into a three-year capital lease for warehouse equipment valued at $32,500. In 2002, Mannatech entered into two financing agreements to finance certain annual insurance premiums totaling $0.6 million. The notes require a 25% down payment, accrue interest at an average rate of 8%, and are due in eight monthly installments through April 2003.

General liquidity and cash flows. Mannatech generates positive cash flows from its operations and believes that its existing liquidity and cash flows from operations, including current cash-on-hand of $17.7 million, existing capital resources, and limited finance company borrowings, including a master operating lease line-of-credit totaling $300,000, together with the continued suspension of dividend payments to shareholders, should be adequate to fund its business operations and commitments for the next 12 months. Mannatech believes most of its expenses are primarily variable in nature and, as a result, a reduction in its revenues would result in a reduction of future cash flow needs. However, if Mannatech's existing capital resources or cash flows become insufficient to meet its current business plans and existing capital requirements, Mannatech would be required to raise additional funds, which may not be available on favorable terms, if at all. Existing commitments and obligations include the following:

- funding the remaining $1.0 million in payments related to the resignations of former executives. Under the terms of the various separation agreements entered into during 2001, Mannatech is required to pay the remaining aggregate amount of $1.0 million, of which $0.8 million will be paid over the next 12 months;
- funding the remaining payments relating to the renewal of its annual premiums for its general and product liability insurance policies, totaling approximately $129,000, which were financed with a finance company and are due in monthly installments through April 2003;
- funding the remaining non-compete payments to a former medical director of $150,000, payable in monthly installments of $25,000;
- funding the inventory purchase commitment with its major supplier of Manapol®. The inventory purchase commitment requires Mannatech and its manufacturers, collectively to purchase $2.5 million of Manapol® during 2003; and
- funding various operating leases for building and equipment rental of $4.7 million through 2007.

In addition to Mannatech's accounts payable and accrued expenses, Mannatech's approximate future maturities of its existing commitments and payments are as follows:

	For the year ended December 31,					
	2003	*2004*	*2005*	*2006*	*2007*	*Thereafter*
			(in thousands)			
Notes payable and financing	$ 129	$ —	$ —	$ —	$ —	$ —
Capital lease	7	8	—	—	—	—
Severance payments to former executives	810	150	—	—	—	—
Inventory purchase commitment	2,450	—	—	—	—	—
Non-compete payments to a former medical director	150	—	—	—	—	—
Minimum rental commitment related to noncancelable operating leases	1,476	1,000	796	742	303	350
Totals	$5,022	$1,158	$796	$742	$303	$350

Mannatech has no present commitments or agreements with respect to acquisitions or purchases of any manufacturing facilities. Mannatech believes any unanticipated future changes in its operations could force it to consume available capital resources faster than anticipated. Mannatech also believes that its existing capital requirements depend on its ability to continue to distribute high-quality, proprietary products that attract new associates and help retain its current group of associates and members.

Off-Balance Sheet Arrangements. Mannatech has not historically utilized off-balance sheet financing arrangements and has no such arrangements as of December 31, 2002. However, Mannatech does finance the use of certain facilities and equipment under various operating lease agreements. As of December 31, 2002, the total future minimum lease payments under such arrangements totaled $4.7 million and are properly not reflected in our consolidated balance sheets.

Impact of Inflation

Mannatech believes that inflation has not had a material impact on its operations or profitability. Mannatech expanded into Australia in 1998, into the United Kingdom in 1999, into Japan in 2000, and into New Zealand in 2002. Revenues and expenses in foreign markets are currently translated using historical and weighted-average currency exchange rates. For further discussion see Quantitative and Qualitative Disclosures about Market Risk set forth in this report.

Recent Financial Accounting Standards Board Statements

SFAS 143. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 143 ("SFAS 143") "Accounting for Asset Retirement Obligations." SFAS 143 amends SFAS 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies" and is effective for fiscal years beginning after June 15, 2002. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be determined. In addition, SFAS 143 requires the related asset retirement costs to be capitalized as part of the carrying amount of the long-lived asset. Mannatech believes the adoption of this standard will not have a significant impact on its consolidated financial condition, changes in financial conditions, results of operations, or its cash flows.

SFAS 146. In June 2002, FASB issued Statement of Financial Accounting Standards No. 146 ("SFAS 146") "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring)." SFAS 146 states that exit costs include, but are not limited to the following: terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and termination benefits received by employees who are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred compensation contract. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002 and should be applied on a prospective basis.

SFAS 148. In December 2002, FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS 148") "Accounting for Stock-Based Compensation – Transition and Disclosure an amendment of FASB Statement No. 123." SFAS is effective for fiscal years beginning after December 15, 2002. SFAS 148 provides an alternative method of transition for an entity that voluntarily changes accounting for its stock-based employee compensation to the fair value method. In addition, SFAS 148 changes the disclosure provisions to provide more prominent disclosures about the effects on reported net income with respect to stock-based employee compensation and adds additional disclosures relating to stock-based employee compensation for interim financial information. Mannatech has made the required disclosures in its footnotes; however, Mannatech does not plan to change the accounting for its employee stock-based compensation.

FIN 45. In November 2002, FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 is applicable to guarantees issued or modified after December 31, 2002. FIN 45 expands the existing disclosure required for most guarantees, including loan guarantees such as standby letters of credit. FIN 45 also requires a company to recognize an initial liability for the fair market value of the obligations it assumes under that guarantee upon issuance and disclose certain information about the guarantee in its interim and annual financial statements. The adoption of this interpretation did not have a significant impact on Mannatech's financial condition, results of operations, or cash flows.

FIN 46. In January 2003, FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 is effective for variable interest entities created after January 31, 2003. FIN 46 is an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The adoption of this interpretation is not expected to have a significant impact on Mannatech's financial condition, results of operations, or cash flows.

Quantitative and Qualitative Disclosures about Market Risk

Mannatech does not engage in trading market risk sensitive instruments and does not purchase investments as hedges or for purposes "other than trading" that are likely to expose it to certain types of market risk, including interest rate, commodity price, or equity price risk. Although Mannatech has some short-term investments, there has been no material change in its exposure to interest rate risk. Mannatech has not issued any debt instruments, entered into any forward or futures contracts, purchased any options, or entered into any swaps.

Mannatech is exposed to certain other market risks, including changes in currency exchange rates as measured against the United States dollar. The value of the United States dollar may affect Mannatech's financial results. Changes in exchange rates could positively or negatively affect its financial results, as expressed in United States dollars. When the United States dollar strengthens against currencies in which products are sold or weakens against currencies in which Mannatech incurs costs, net sales and costs could be adversely affected.

Mannatech has established policies, procedures, and internal processes that it believes help monitor any significant market risks. Mannatech currently does not use any financial instruments to manage its exposure to such risks. The sensitivity of earnings and cash flows to variability in currency exchange rates is assessed by applying an appropriate range of potential rate fluctuations to Mannatech's assets, obligations, and projected transactions denominated in foreign currencies. Mannatech cautions that it cannot predict with any certainty its future exposure to such currency exchange rate fluctuations or the impact, if any, such fluctuations may have on its future business, product pricing, consolidated financial condition, results of operations, or cash flows. However to combat such risk, Mannatech closely monitors current fluctuations for exposure to such market risk. The foreign currencies in which Mannatech currently has exposure to foreign currency exchange rate risk include the currencies of Canada, Australia, the United Kingdom, Japan, and New Zealand. The low and high currency exchange rates to the United States dollar, for each of these countries, for the year ended December 31, 2002 are as follows:

Country/Currency	*Low*	*High*
Australia/Dollar	$0.50690	$0.57520
Canada/Dollar	$0.62050	$0.66220
Japan/Yen	$0.00742	$0.00863
New Zealand/Dollar	$0.41590	$0.52600
United Kingdom/British Pound	$1.40870	$1.60470

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Mannatech, Incorporated

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Mannatech, Incorporated and its subsidiaries at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 of the Notes to Consolidated Financial Statements, in 2000, the Company changed its method of accounting for revenue as a result of the adoption of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Dallas, Texas
March 13, 2003

MANNATECH, INCORPORATED
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for per share information)

	For the Year Ended December 31,		
	2000	*2001*	*2002*
Net sales	**$150,006**	**$128,736**	**$140,948**
Cost of sales	27,088	23,523	24,419
Commissions and incentives	61,743	51,995	59,357
	88,831	75,518	83,776
Gross profit	**61,175**	**53,218**	**57,172**
Operating expenses:			
Selling and administrative expenses	35,926	30,816	32,777
Other operating costs	31,655	22,906	21,417
Write-off of fixed asset	870	—	—
Severance expenses related to former executives	1,163	3,420	—
Total operating expenses	69,614	57,142	54,194
Income (loss) from operations	**(8,439)**	**(3,924)**	**2,978**
Interest income	684	275	285
Interest expense	(69)	(32)	(19)
Other income (expense), net	(558)	(83)	98
Income (loss) before income taxes and cumulative effect of accounting change	**(8,382)**	**(3,764)**	**3,342**
Income tax (expense) benefit	1,243	104	(1,454)
Income (loss) before cumulative effect of accounting change	**(7,139)**	**(3,660)**	**1,888**
Cumulative effect of accounting change, net of tax of $126	(210)	—	—
Net income (loss)	**($7,349)**	**($3,660)**	**$ 1,888**
Earnings (loss) per common share—Basic:			
Before cumulative effect of accounting change	($0.29)	($0.15)	$0.08
Cumulative effect of accounting change	(0.01)	—	—
Net	($0.30)	($0.15)	$0.08
Earnings (loss) per common share—Diluted:			
Before cumulative effect of accounting change	($0.29)	($0.15)	$0.07
Cumulative effect of accounting change	(0.01)	—	—
Net	($0.30)	($0.15)	$0.07
Weighted-average common shares outstanding:			
Basic	24,946	24,730	25,135
Diluted	24,946	24,730	25,265

See accompanying notes to consolidated financial statements.

MANNATECH, INCORPORATED
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share information)

	December 31, 2001	December 31, 2002
ASSETS		
Cash and cash equivalents	$ 9,926	$17,693
Accounts receivable	613	632
Income tax receivable	—	307
Current portion of notes receivable from shareholders, net of allowance of $31 for 2002	119	143
Inventories	8,386	5,515
Prepaid expenses and other current assets	1,064	759
Deferred tax assets	1,535	1,013
Total current assets	**21,643**	**26,062**
Property and equipment, net	10,448	7,467
Notes receivable from shareholders, excluding current portion	334	247
Other assets	718	1,040
Total assets	**$33,143**	**$34,816**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current portion of capital leases and notes payable	$ 315	$ 136
Accounts payable	509	1,846
Accrued expense	13,165	13,739
Current portion of accrued severance related to former executives	1,732	810
Total current liabilities	**15,721**	**16,531**
Capital leases and notes payable, excluding current portion	—	8
Accrued severance related to former executives, excluding current portion	950	150
Deferred tax liabilities	380	77
Total liabilities	**17,051**	**16,766**
Commitments and contingencies (Note 12)	—	—
Shareholders' equity:		
Preferred stock, $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.0001 par value, 99,000,000 shares authorized, 25,162,541 shares issued and 25,134,840 outstanding in 2001 and 2002, respectively	3	3
Additional paid-in capital	18,204	18,168
Retained earnings (accumulated deficit)	(1,407)	481
Accumulated other comprehensive loss—foreign currency translation adjustment	(608)	(502)
	16,192	18,150
Less treasury stock, at cost, 27,701 shares in 2001 and 2002, respectively	(100)	(100)
Total shareholders' equity	**16,092**	**18,050**
Total liabilities and shareholders' equity	**$33,143**	**$34,816**

See accompanying notes to consolidated financial statements.

MANNATECH, INCORPORATED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001, AND 2002

(in thousands, except per share information)

	Common stock		Additional paid in capital	Note receivable from shareholder	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Treasury stock		Total shareholders' equity
	Shares	Par value					Shares	Amounts	
Balance at December 31, 1999	24,774	$2	$17,347	$ —	$10,147	$ —	16	($204)	$27,292
Components of comprehensive loss:									
Foreign currency translation	—	—	—	—	—	(321)	—	—	(321)
Net loss	—	—	—	—	(7,349)	—	—	—	(7,349)
Total comprehensive loss	—	—	—	—	(7,349)	(321)	—	—	(7,670)
Proceeds from stock option exercises	261	1	362	—	—	—	—	—	363
Tax benefit from exercise of warrants and stock options	—	—	240	—	—	—	—	—	240
Issuance of note receivable to a shareholder	—	—	—	(500)	—	—	—	—	(500)
Repayment of note receivable from shareholder	(106)	—	—	333	—	—	106	(333)	—
Commitment to repurchase common stock from shareholder	—	—	—	—	—	—	—	(1,000)	(1,000)
Balance at December 31, 2000	24,929	3	17,949	(167)	2,798	(321)	122	(1,537)	18,725
Components of comprehensive loss									
Foreign currency translation	—	—	—	—	—	(287)	—	—	(287)
Net loss	—	—	—	—	(3,660)	—	—	—	(3,660)
Total comprehensive loss	—	—	—	—	(3,660)	(287)	—	—	(3,947)
Proceeds from stock option exercises	37	—	82	—	—	—	—	—	82
Tax benefit from exercise of warrants and stock options	—	—	19	—	—	—	—	—	19
Charge related to stock options granted	—	—	54	—	—	—	—	—	54
Repayment of note receivable from shareholder	(53)	—	—	167	—	—	53	(167)	—
Repurchase of common stock per shareholder agreement	(590)	—	—	—	—	—	590	—	—
Release of commitment to repurchase common stock from shareholder	—	—	—	—	—	—	—	417	417
Repurchase of common stock from separation agreement	(50)	—	—	—	—	—	50	(73)	(73)
Sale of treasury stock to a related party	815	—	—	—	(545)	—	(815)	1,360	815
Tender of common stock for exercise of stock options	47	—	100	—	—	—	27	(100)	—
Balance at December 31, 2001	25,135	3	18,204	—	(1,407)	(608)	27	(100)	16,092
Components of comprehensive income:									
Foreign currency translation	—	—	—	—	—	106	—	—	106
Net income	—	—	—	—	1,888	—	—	—	1,888
Total comprehensive income	—	—	—	—	1,888	106	—	—	1,994
Benefit related to stock options granted	—	—	(36)	—	—	—	—	—	(36)
Balance at December 31, 2002	25,135	$3	$18,168	$ —	$ 481	($502)	27	($100)	$18,050

See accompanying notes to consolidated financial statements.

MANNATECH, INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Year Ended December 31,		
	2000	2001	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	($ 7,349)	($3,630)	$ 1,888
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	3,738	3,916	3,991
Provision for doubtful accounts	—	—	31
Write-down of inventories	—	1,235	124
Write-off of fixed asset software	870	—	—
Loss on disposal of assets	157	146	52
Tax benefit from exercise of stock options	240	19	—
Charge (benefit) related to stock options and warrants granted	—	54	(36)
Cumulative effect of accounting change, net of tax	210	—	—
Deferred income taxes	298	(1,706)	219
Changes in operating assets and liabilities:			
Accounts receivable	(428)	15	29
Income tax receivable	(2,174)	2,300	(307)
Inventories	82	3,541	2,784
Prepaid expenses and other current assets	(23)	458	816
Other assets	230	273	48
Accounts payable	981	(2,293)	1,097
Accrued expenses	(1,893)	933	690
Accrued severance	500	2,182	(1,722)
Net cash provided by (used in) operating activities	**(4,561)**	**7,413**	**9,704**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of property and equipment	(4,109)	(1,316)	(983)
Cash proceeds from sale of property and equipment	—	—	7
Increase in restricted cash	—	—	(345)
Repayment by shareholders/related parties	124	124	32
Maturities of investments	2,293	1	—
Net cash used in investing activities	**(1,692)**	**(1,191)**	**(1,289)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Book overdrafts	1,451	(1,451)	—
Proceeds from stock options exercised	363	82	—
Proceeds from sale of treasury stock	—	815	—
Purchase of common stock from shareholder	—	(656)	—
Repayment of capital lease obligations	(541)	(298)	(39)
Repayment of note receivable due from a shareholder	(500)	—	—
Repayment of notes payable	(189)	(516)	(660)
Net cash provided by (used in) financing activities	**584**	**(2,024)**	**(699)**
Effect of exchange rate changes on cash and cash equivalents	(171)	(8)	51
Net increase (decrease) in cash and cash equivalents	**(5,840)**	**4,190**	**7,767**
CASH AND CASH EQUIVALENTS:			
Beginning of year	11,576	5,736	9,926
End of year	$5,736	$9,926	$17,693

See accompanying notes to Consolidated Financial Statements

MANNATECH, INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Mannatech, Incorporated (the "Company") was incorporated in the State of Texas on November 4, 1993. The Company, located in Coppell, Texas, develops and sells high-quality, proprietary nutritional supplements, topical products, and weight-management products primarily though a global network-marketing system operating in the United States, Canada, Australia, the United Kingdom, Japan, and New Zealand. Independent associates ("associates") purchase the Company's products at wholesale prices for the primary purpose of personal consumption and selling to retail consumers while independent members ("members") purchase products at a discount from retail prices. Associates are eligible to earn commissions on their downline growth and sales volume. The Company has nine wholly-owned subsidiaries located throughout the world. The wholly-owned subsidiaries are as follows:

Wholly-owned subsidiary name	*Date incorporated*	*Location of subsidiary*	*Date operations began*
Mannatech Australia Pty Limited	April 22, 1998	St. Leonards, Australia	October 1, 1998
Mannatech Limited	December 1, 1998	Republic of Ireland	No operations
Mannatech Ltd.	November 18, 1998	Aldermaston, Berkshire U.K.	November 15, 1999
Mannatech Payment Services Incorporated	April 11, 2000	Coppell, Texas	June 26, 2000
Mannatech Foreign Sales Corporation (1)	May 1, 1999	Barbados	May 1, 1999
Internet Health Group, Inc. (2)	May 7, 1999	Coppell, Texas	December 20, 1999
Mannatech Japan, Inc.	January 21, 2000	Tokyo, Japan	June 26, 2000
Mannatech Limited	February 14, 2000	New Zealand	No operations
Mannatech Products Company, Inc.	April 17, 2001	Coppell, Texas	No operations

(1) Subsidiary ceased operations in December 2000 and was dissolved on March 22, 2002.
(2) Subsidiary ceased operation on December 29, 2000.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make certain estimates and assumptions that could affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting periods. Actual results could differ from such estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

At December 31, 2001 and 2002, accounts receivable primarily consisted of the overpayment of consumption tax paid in Japan, a refund of value added tax from the United Kingdom, and payments due from manufacturers for the purchase of raw material inventories.

Inventories

Inventories consist of raw materials and finished goods and are stated at the lower of cost (using standard costs, which approximate average costs) or market. The Company writes down inventories for any slow-moving or obsolete items.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation computed using the straight-line method over the estimated useful life of each asset. Expenditures for maintenance and repairs are charged to expense as incurred. The cost of property and equipment sold or otherwise retired and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the accompanying consolidated statements of operations.

Property and equipment are reviewed for impairment whenever an event or change in circumstances indicates the carrying amount of an asset or group of assets may not be recoverable. The impairment review includes a comparison of future projected cash flows generated by the asset or group of assets with its associated carrying value. If the carrying value of the asset or group of assets exceeds expected cash flows (undiscounted and without interest charges), an impairment loss is recognized to the extent the carrying amount of the asset exceeds its fair value. During 2000, the Company recorded an impairment loss of $870,000 related to its internet subsidiary's fixed asset software.

Other Assets

Other assets consist primarily of deposits for building leases in various locations and two restricted term deposits in an Australian bank. One of the term deposits matures in ninety days and the other matures in 12 months. Both term deposits are required as collateral for its Australian building lease.

Income Taxes

The Company accounts for income taxes using the asset and liability approach for financial accounting and reporting. The Company evaluates the probability of realizing the future benefits of its deferred tax assets and provides a valuation allowance for the portion of the deferred tax assets that is not expected to be realized.

Revenue Recognition

The Company's revenues are primarily derived from sales of products, starter and renewal packs, and shipping fees. Substantially all product sales are sold to associates at published wholesale prices and to members at discounted published retail prices. The Company also records a sales return reserve related to expected sales refunds based on historical experience.

The Company adopted Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101") in the fourth quarter of 2000. Under SAB 101, the Company recognizes revenue for product sales upon the receipt of the products by the associate or member. As a result of adopting SAB 101, the Company recorded a charge of $210,000, net of tax of $126,000 for the cumulative effect of this change at January 1, 2000.

The Company defers all revenues until the associate or member receives the shipment. The Company also defers a portion of the revenue received from the sale of the starter and renewal packs when the revenue exceeds the total average wholesale value of all of the individual items included in such packs and amortizes such deferrals over 12 months. Certain packs periodically contain an event admission pass, which allows an associate free admission to a corporate sponsored event and beginning in September 2002, certain packs contain a one-year magazine subscription to the Company's magazine. Revenue from the applicable packs is allocated between products, event admission, and magazine subscription revenue, based on each of their proportionate average fair values. The event admission and magazine subscription revenues are amortized over 12 months. Total deferred revenue was $433,000 and $1.1 million at December 31, 2001 and December 31, 2002, respectively.

Shipping and Handling Cost

The Company records freight and shipping revenues collected from associates and members as revenue. The Company records in-bound freight and shipping costs as a part of cost of sales and records shipping and handling costs associated with shipping products to its associates and members as selling and administrative expenses. Total shipping and handling costs included in selling and administrative expenses were approximately $8.1 million, $7.0 million, and $7.2 million for 2000, 2001, and 2002, respectively.

Accounting for Stock-Based Compensation

The Company has three stock-based compensation plans, which are described more fully in Note 11. The Company issues stock options to both employee and nonemployees.

For stock-based compensation issued to nonemployees, the Company follows Statement of Financial Accounting Standard No. 123 ("SFAS 123") "Accounting for Stock-Based Compensation." Under SFAS 123, stock-based compensation to nonemployees is measured by the fair value at the date of grant, using the Black-Scholes option-pricing model.

For stock-based compensation issued to employees and directors, the Company has elected to continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and the related interpretations in accounting for its employee stock options. Under the recognition and measurement principles of APB 25, the Company recognizes no compensation expense in its results of operations unless the market price of the stock option exceeds the exercise price, on the date of grant. Incentive stock options granted to employees and directors are nontransferable and are granted for terms no longer than ten years at a price that may not be less than 100% of the fair value of the Company's common stock on the date of grant.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions during 2000, 2001, and 2002:

	2000	*2001*	*2002*
Dividend yield	0%	0%	0%
Expected volatility	68.0%	94.0%	87.2%
Risk-free rate of return	5.1%	4.8%	5.0%
Expected life (in years)	7	7	7

The following table illustrates the effect on the Company's net income (loss) and earnings (loss) per share, in thousands, except for per share information, if the Company had applied the fair value recognition provisions of SFAS 123 to all of its stock options:

	For the year ended December 31,		
	2000	*2001*	*2002*
Consolidated net income (loss), as reported	($7,349)	($3,660)	$1,888
Add: Stock-based employee compensation expense included in reported net income, net of related tax effect	—	34	(24)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(835)	(1,101)	(1,116)
Pro forma net income (loss)	($8,184)	($4,727)	$ 748
Basic EPS:			
As reported	($ 0.29)	($ 0.15)	$ 0.08
Pro forma	($ 0.33)	($ 0.19)	$ 0.03
Diluted EPS:			
As reported	($ 0.29)	($ 0.15)	$ 0.07
Pro forma	($ 0.33)	($ 0.19)	$ 0.03

Advertising Costs

Advertising and promotional expenses are included in selling and administrative expenses and are charged to operations when incurred. Advertising and promotional expenses were approximately $5.3 million, $3.4 million, and $3.1 million for 2000, 2001, and 2002, respectively. Literature and promotional items, called sales aids, are sold to associates to aid in their sales efforts and are generally included in inventories and charged to cost of sales when sold.

Research and Development Costs

The Company expenses research and development costs when incurred. Internal research and development costs related to specific clinical studies and product testing were approximately $392,000, $97,000, and $169,000, in 2000, 2001, and 2002, respectively. Research and development costs related to outsourcing new product development, enhancing existing products, clinical studies and trials, Food and Drug Administration compliance studies, general supplies, internal salaries, third party contractors, and consulting fees were approximately $4.4 million, $3.4 million, and $3.2 million in 2000, 2001, and 2002, respectively. Salaries and contract labor are included in selling and administrative expenses and all other research and development costs are included in other operating expenses.

Software Development Costs

The Company capitalizes qualifying costs related to the development of internal use software after the conceptual formulation stage has been completed. Such costs are amortized over the estimated useful life of the software, which is generally three to five years. Capitalized costs were approximately $649,000, $561,000, and $280,000 in 2000, 2001, and 2002, respectively. Amortization expense related to capitalized software was approximately $801,000, $962,000, and $1.1 million in 2000, 2001, and 2002, respectively.

Earnings (Loss) Per Share

Basic Earnings Per Share ("EPS") calculations are based on the weighted-average number of common shares outstanding during the period, while diluted EPS calculations are calculated using the weighted-average number of common shares and dilutive common share equivalents outstanding during each period.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, cash equivalents, investments, receivables from related parties, and restricted cash. The Company utilizes financial institutions that the Company considers to be of high credit quality. The Company believes its notes receivables from shareholders are fully collectible.

Fair Value of Financial Instruments

The fair value of the Company's financial instruments, including cash and cash equivalents, restricted cash, time deposits, notes receivable, notes payable, capital leases, and accrued expenses, approximate their recorded values due to their relatively short maturities.

Foreign Currency Translation

The Australian and the United Kingdom subsidiaries are operating as limited service providers and the United States dollar is considered to be their functional currency. As a result, nonmonetary assets and liabilities are translated at historical rates, monetary assets and liabilities are translated at exchange rates in effect at the end of the year, and revenues and expenses are translated at weighted-average exchange rates for the year. Translation (gains) and losses of Mannatech's foreign subsidiaries totaled approximately $345,000, $86,000, and ($113,000) in 2000, 2001, and 2002, respectively.

Accumulated Other Comprehensive Income (Loss)

The Company considers the Japanese Yen the functional currency of its Japanese subsidiary because it conducts substantially all of its business in Japanese Yen. The Company's Japanese subsidiary's assets and liabilities are translated into United States dollars at exchange rates existing at the balance sheet dates, revenues and expenses are translated at weighted-average exchange rates for the year, and shareholders' equity and intercompany accounts are translated at historical exchange rates. The foreign currency translation adjustment is recorded as a separate component of shareholders' equity and is included as accumulated other comprehensive income (loss). Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Commissions and Incentives

Associates are paid commissions and incentives based on their direct and indirect commissionable sales, downline growth, and training of associates. Commissions and incentives are accrued when earned and generally paid at various times within the following month.

NOTE 2: RECENT ACCOUNTING PRONOUNCEMENTS

SFAS 143. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 143 ("SFAS 143") "Accounting for Asset Retirement Obligations," SFAS 143 amends SFAS 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies" and is effective for fiscal years beginning after June 15, 2002. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be determined. In addition, SFAS 143 requires the associated asset retirement costs to be capitalized as part of the carrying amount of the long-lived asset. The Company believes this standard will not have a significant impact on its consolidated financial condition, changes in financial conditions, results of operations, or its cash flows.

SFAS 146. In June 2002, FASB issued Statement of Financial Accounting Standards No. 146 ("SFAS 146") "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring)." SFAS 146 states that exit costs include, but are not limited to, the following: terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and termination benefits received by employees who are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred compensation contract. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002 and will be applied on a prospective basis.

SFAS 148. In December 2002, FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS 148") "Accounting for Stock-Based Compensation – Transition and Disclosure an amendment of FASB Statement No. 123." SFAS is effective for fiscal years beginning after December 15, 2002. SFAS 148 provides an alternative method of transition for an entity that voluntarily changes accounting for its stock-based employee compensation to the fair value method. In addition, SFAS 148 changes the disclosure provisions to provide more prominent disclosures about the effects on reported net income with respect to stock-based employee compensation and adds additional disclosures relating to stock-based employee compensation for interim financial information. The Company has made the required disclosures in its footnotes; however, the Company does not plan to change its accounting for an employee stock-based compensation.

FIN 45. In November 2002, FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 is applicable to guarantees issued or modified after December 31, 2002. FIN 45 expands the existing disclosure required for most guarantees, including loan guarantees such as standby letters of credit. FIN 45 also required a company to recognize an initial liability for the fair market value of the obligations it assumes under that guarantee upon issuance and it must disclose certain information about the guarantee in its interim and annual financial statements. The adoption of this interpretation did not have a significant impact on the Company's financial condition, results of operations, or cash flows.

NOTE 3: INVENTORIES

At December 31, 2002, the Company established an inventory reserve of $124,000. At December 31, 2001 and 2002 inventories consisted of the following:

	2001	*2002*
	(in thousands)	
Raw materials	$4,311	$1,481
Finished goods, less inventory write-downs of $1,235 in 2001 and inventory reserve for obsolescence of $124 in 2002	4,075	4,034
	$8,386	$5,515

NOTE 4: PROPERTY AND EQUIPMENT

At December 31, 2001 and 2002, property and equipment consisted of the following:

	Estimated useful life	*2001*	*2002*
		(in thousands)	
Office furniture and equipment	5 to 7 years	$ 5,726	$5,749
Computer hardware and software	3 to 5 years	11,941	11,683
Automobiles	5 years	28	28
Leasehold improvements	2 to 10 years	5,531	5,700
		23,226	23,160
Less accumulated depreciation		(13,006)	(15,830)
		10,220	7,330
Construction in progress		228	137
		$10,448	$7,467

Gross capital leased assets relating to various warehouse and laboratory equipment totaled $153,000 at December 31, 2001 and $32,000 at December 31, 2002. In 2001 and 2002, construction in progress consisted of internally developed software.

NOTE 5: ACCRUED EXPENSES

At December 31, 2001 and 2002, accrued expenses consisted of the following:

	2001	2002
	(in thousands)	
Commissions and incentives payable	$ 5,222	$ 4,734
Accrued inventory purchases	2,665	2,112
Sales and other taxes payable	1,363	1,670
Income taxes payable	909	110
Accrued royalties and compensation	830	1,868
Customer deposits and sales returns	599	1,184
Accrued legal and accounting	553	215
Deferred revenue	433	1,080
Other accrued expenses	591	766
	$13,165	$13,739

NOTE 6: NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS

In 2001, the Company entered into various finance agreements totaling $503,000, to finance its product liability, directors and officers and international insurance premiums. One of the notes was payable in monthly installments of $28,000 through October 2002 and the other note is payable in monthly installments of $33,000 through April 2003. Both notes earned interest at 9.15%.

In March and August 1998, the Company entered into two lease agreements with Banc One Leasing Corporation totaling $631,000 and $841,000, respectively, to fund the purchase of furniture and certain equipment for its laboratory facility and distribution warehouse. The leases were collateralized by the leased assets, earned interest at 9.3% and were payable in thirty-six monthly installments. The leases were fully paid off in August 2001.

The Company leased certain equipment under various capital lease agreements of approximately $153,000. These agreements were for five years and expired in September 2002. In January 2002, the Company leased a forklift, totaling $32,000 of which $25,000 was financed through a three-year capital lease. The capital lease earns interest at 6.0%, expires in December 2004, and contains a bargain purchase option.

NOTE 7: INCOME TAXES

The components of the Company's income (loss) before income taxes are attributable to the following jurisdictions for the years ended December 31:

	2000	2001	2002
		(in thousands)	
United States	($4,054)	($ 484)	$3,917
Foreign	(4,328)	(3,280)	(575)
	($8,382)	($3,764)	$3,342

The components of the Company's income tax provision for 2000, 2001, and 2002 are as follows:

	2000	2001	2002
		(in thousands)	
Current provision:			
Federal	($1,827)	$1,522	$1,049
State	213	—	96
Foreign	73	80	90
	(1,541)	1,602	1,235
Deferred provision:			
Federal	451	(1,721)	178
State	(153)	15	41
	298	(1,706)	219
	($1,243)	($ 104)	$1,454

A reconciliation of the Company's effective tax rate and the U.S. federal statutory rate is summarized as follows:

	For the years ended December 31,		
	2000	*2001*	*2002*
Federal statutory income taxes	35.0%	34.0%	34.0%
State income taxes, net of federal benefit	(0.1)	(0.3)	2.7
Difference in tax rates between its foreign and U.S. operations	(7.8)	13.2	(5.9)
Effect of valuation allowance	(11.0)	(44.6)	9.9
Nondeductible expenses	(1.0)	(1.4)	1.2
Other	(0.3)	1.9	1.6
	14.8%	2.8%	43.5%

Deferred taxes consisted of the following:

	December 31,	
	2001	*2002*
	(in thousands)	
Deferred tax assets:		
Current:		
Deferred revenue	$ 165	$ 400
Inventory capitalization	195	114
Inventory write downs and reserves	215	86
State tax net operating losses carryforward	27	—
Accrued expenses	441	204
Current portion of severance expenses	463	207
Other	29	2
Total current deferred tax assets	1,535	1,013
Noncurrent:		
Net operating losses carryforward for the Japan subsidiary	2,603	2,936
Severance expenses, net of current portion	400	56
Capital loss carryforward	19	19
Total noncurrent deferred tax assets	3,022	3,011
Total gross deferred tax assets	4,557	4,024
Valuation allowance	(2,603)	(2,936)
Total net deferred tax assets	$1,954	$1,088
Deferred tax liabilities:		
Noncurrent:		
Depreciation and amortization	$ 760	$ 124
Other	39	28
	$ 799	$ 152

At December 31, 2000, 2001, and 2002, the Company increased its valuation allowance to $0.9 million, $2.6 million, and $2.9 million, respectively. The valuation allowance represents a reserve against the deferred tax asset related to the Japan operating loss carryforward, which may not be fully realized.

The net deferred tax assets (liabilities) are classified in the accompanying consolidated financial statements as follows:

	2001	*2002*
	(in thousands)	
Current deferred tax assets	$1,535	$1,013
Noncurrent deferred tax liabilities	(380)	(77)
Net deferred tax assets	$1,155	$ 936

A provision was not made for any U.S. or additional foreign taxes on approximately $286,000 of undistributed earnings related to the Company's foreign subsidiaries as these earnings were and will continue to be permanently reinvested. If the Company identifies an exception to its general reinvestment policy of undistributed earnings additional taxes will be provided.

NOTE 8: TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

On February 17, 1999, the Company signed five separate notes receivable agreements with five shareholders. The notes bear interest at 6.0%, with installments due annually through February 17, 2004. In 2001, the Company agreed to modify the terms of Mr. Charles E. Fioretti's note receivable as part of his separation and release agreement. Under the terms of the modified agreement dated June 4, 2001, Mr. Fioretti's remaining principal balance of $127,121 will continue to accrue interest and is due on the earlier of February 17, 2011 or thirteen days after the date in which Mr. Fioretti no longer owns at least 100,000 shares of the Company's common stock. As of December 31, 2002, two of the five notes were due from Mr. Gary Watson and Mr. William C. Fioretti, whose loan balances at December 31, 2002 were $31,000 and $141,000, respectively. As of March 2003, Mr. Watson had not made his annual scheduled payments for the last two years and did not make his third annual scheduled payment due February 17, 2003. As a result, the Company established a provision for doubtful accounts of approximately $31,000 related to his note. Mr. William Fioretti has not made his annual scheduled payment for 2002 or for 2003; however, in September 2002, the company filed a lawsuit against him demanding repayment. The Company continues to believe this note is fully collectable. The total amounts of all such notes outstanding at December 31, 2001 and 2002 were approximately $453,000 and $421,000, respectively. The future maturities of notes receivables due from all the shareholders are as follows:

Year ended December 31, in thousands	*Amount*
2003	$174
2004	107
Thereafter	140
Total notes receivable due from shareholders	421
Less current portion	(174)
Notes receivable due from shareholders, excluding current portion	$247

In 2000, 2001, and 2002, the Company recorded commission expenses to a former major shareholder and executive officer, Mr. William Fioretti, of approximately $181,000, $117,000, and $85,000, respectively. Mr. William Fioretti is the cousin of Mr. Charles E. Fioretti, who was the Company's former Chairman and Chief Executive Officer.

On August 8, 2000, the Company loaned Mr. Charles Fioretti $500,000. The loan was collateralized by 174,570 shares of Mr. Fioretti's stock and was repaid in six successive monthly installments of 26,455 shares of his common stock beginning on September 3, 2000 and continuing through February 3, 2001. During 2000, Mr. Fioretti exchanged 105,820 shares of his stock to reduce the loan to him by $333,000. During 2001, Mr. Fioretti exchanged 52,910 shares of his stock to pay off the remaining balance of his loan.

On August 8, 2000, the Company entered into a lockup and repurchase agreement with Mr. Charles Fioretti. Under the terms of the agreement, the Company agreed to buy up to $1.0 million worth of his stock. On a monthly basis, beginning on March 3, 2001 and continuing through February 3, 2002, the Company agreed to buy $83,333.33 worth of his stock, valued at 90% of the fair market value price on the close of that business day. During 2001, the Company purchased 589,971 shares from Mr. Fioretti valued at $583,333 relating to this lockup and repurchase agreement. On September 24, 2001, the Company amended this agreement with Mr. Fioretti to release him from his lockup and repurchase agreement so that Mr. Fioretti could sell 3,500,000 of his common shares to Mr. J. Stanley Fredrick and the Company discontinued buying stock each month from Mr. Fioretti.

On September 28, 2001, the Company entered into an agreement with Mr. Ray Robbins, a high-level associate, shareholder, board member, and Company co-founder, to sell him 815,009 shares of the Company's treasury stock at $1.00 per share.

On October 1, 2001, the Company entered into a two-year consulting and lockup agreement with Mr. J. Stanley Fredrick. This agreement automatically renews annually unless thirty-day written notice is given to all parties. Under the terms of this agreement, Mr. Fredrick provides advice and performs various functions for the board of directors for which the Company pays Mr. Fredrick $185,000 per year. In addition, under this agreement, Mr. Fredrick is prohibited from selling his shares. During 2001 and 2002, the Company paid Mr. Fredrick $46,250 and $185,000, respectively, related to this consulting agreement.

On June 4, 2002, Dr. John Axford was elected to the Company's board of directors. The Company paid Dr. Axford $11,000, $35,000, and $20,000 during 2000, 2001, and 2002, respectively, related to various consulting fees. In October 2002, the Company signed an agreement for a three-year grant to St. Georges' Hospital, totaling $148,000, to help fund a clinical trial. Dr. Axford is employed by St. Georges Hospital, located in London, England and is also the principal investigator in the clinical trial.

NOTE 9: EMPLOYMENT AGREEMENTS

Effective September 1, 1998, the Company entered into a five-year employment agreement with Mr. Bill H. McAnalley Ph.D., Chief Scientific Officer and Senior Vice President of Research and Development. The employment agreement specifies a minimum salary and is extended automatically each year for one additional year unless both parties agree to termination prior to the end of any term. If the Company cancels the employment agreement without cause, the Company is required to pay the minimum salary for the remaining duration of the agreement.

On November 1, 1999, the Company entered into a three-year employment agreement with Mr. Terry L. Persinger, Chief Operating Officer, president and board member. The employment agreement specifies a minimum annual salary and either party can cancel the agreement; however, if the Company cancels the employment agreement without cause, the Company is required to pay the minimum salary for the remaining duration of the agreement. On November 1, 2001, the Company amended this employment agreement to extend the term to December 31, 2004 and to increase his minimum salary beginning on January 1, 2002.

On April 1, 2000, the Company entered into a three-year employment agreement with Mr. Robert M. Henry, Chief Executive Officer and board member. The employment agreement specifies a minimum annual salary and either party can cancel the agreement; however, if the Company cancels the employment agreement without cause, the Company is required to pay the minimum salary for the remaining duration of the agreement. On August 15, 2000, the Company amended this employment agreement to include reimbursement of various moving and relocation expenses. On November 1, 2001, the Company further amended this employment agreement to extend the term to December 31, 2004 and to increase his minimum annual salary beginning on January 1, 2002.

On May 5, 2000, Mr. Samuel L. Caster resigned as President. On June 1, 2000, the Company entered into a consulting agreement with Mr. Caster. Under the terms of the agreement, the Company agreed to pay Mr. Caster $50,000 per month plus automobile leases, insurance, and other expenses. During 2000, 2001, and 2002, the Company incurred expenses related to the agreement of approximately $312,000, $628,000, and $162,000. On March 5, 2002, the Company's board of directors elected to terminate the consulting agreement with Mr. Caster and hire him as an employee with essentially the same terms as his consulting agreement. The Company entered into a written employment agreement with Mr. Caster on October 31, 2002 whereby Mr. Caster is employed by the Company until December 31, 2005 and is paid a minimum annual salary. Mr. Caster is also eligible to participate in all of the employee benefits available to other Company executives. The Company is obligated to pay the remainder of the agreement until December 31, 2005, except in the case of resignation, death, incapacitation, or termination with cause.

On June 4, 2001, Mr. Charles Fioretti resigned as Chairman of the Board and as an employee and the Company entered into a separation agreement and full and final release agreement with him. Under the terms of the separation agreement, the Company agreed to purchase 50,000 shares of Mr. Fioretti's common stock valued at $1.45 per share and pay him $600,000 on June 11, 2001 and $600,000 on June 11, 2002.

On December 29, 2000, the Company entered into a separation agreement with Mr. Anthony Canale, who resigned as Chief Operating Officer of International Operations as of February 28, 2001. The Company agreed to pay Mr. Canale $400,000 on March 1, 2001, $250,000 on February 28, 2002, and $250,000 on February 28, 2003. In addition, on March 1, 2001, the Company agreed to grant Mr. Canale a total of 213,333 fully vested warrants, which are exercisable for seven years at prices ranging from $1.75 to $4.00 per share. As of December 31, 2002, none of these warrants had been exercised.

In the second quarter of 2001, the Company recorded a severance charge of $3.4 million related to severance agreements with several former officers of the Company including, among others, Ms. Deanne Varner and Mr. Patrick Cobb. Under the terms of their agreements, the executives are bound by certain non-compete and confidentiality clauses and the Company paid Ms. Varner and Mr. Cobb an aggregate amount of $817,000 in 2001 and $624,000 in 2002 and agreed to pay them an aggregate amount of $544,000 in 2003 and $150,000 in 2004. The payments consist of various charges including compensation related to the cancellation of their employment agreements, accrued vacation, health insurance, and automobile expenses. The Company also agreed to grant Ms. Varner a total of 163,333 stock options and Mr. Patrick Cobb a total of 60,000 stock options, all at exercise prices ranging from $1.75 to $4.00 per share. The stock options vested on the date they were granted and are exercisable for ten years. As of December 31, 2002, none of these options had been exercised.

In July 2002, Dr. H. Reginald McDaniel resigned as one of the Company's medical directors. In connection with his resignation, the Company entered into a general release agreement and a non-compete and confidentiality agreement with Dr. McDaniel. Under the terms of these agreements, the Company agreed to pay Dr. McDaniel $90,000 related to the General Release Agreement and $25,000 a month, for one year, as consideration for his compliance with the non-compete clause. During 2002, the Company paid Dr. McDaniel $240,000 related to these agreements, and $150,000 remained unpaid as of December 31, 2002.

NOTE 10: CANCELLATION OF INCENTIVE COMPENSATION AGREEMENTS

In April 1994, the Company entered into an incentive compensation agreement with Mr. Ray Robbins. The agreement required the Company to pay compensation based on the increase in the admittance of new independent associates. In June 1999, the Company canceled this incentive agreement by paying Mr. Robbins $750,000 and agreeing to grandfather two of his associate positions to the highest level. Of this amount, $500,000 was paid at the time the agreement was canceled. The remaining $250,000 was payable in monthly installments of $10,000 over two years. In 2000, Mr. Robbins disputed certain terms of the cancelled incentive agreement and subsequently, the Company agreed to pay Mr. Robbins an additional $200,000 related to this matter. On February 1, 2002, the Company entered into a final agreement with Mr. Robbins to pay him approximately $61,000 related to certain modifications to the original agreement, which concluded this matter. During 2000, 2001, and 2002, the Company paid Mr. Robbins approximately $320,000, $70,000, and $61,000, respectively related to the cancellation of this incentive agreement.

NOTE 11: EMPLOYEE BENEFIT PLANS

Employee Retirement Plan

Effective May 9, 1997, the Company adopted a Defined Contribution 401(k) and Profit Sharing Plan (the "Plan"). The Plan covers all full-time employees who have completed three months of service and attained the age of twenty-one. Employees can contribute up to 20% of their annual compensation, but are limited to the maximum percentage allowable under the Internal Revenue Code. The Company matches 25% of the first 6% contributed and may also make discretionary contributions to the Plan, which may not exceed 100% of the first 15% of the employees' annual compensation. Company contributions, to employees, vest ratably over a five-year period. During 2000, 2001, and 2002, the Company contributed approximately $177,000, $185,000, and $288,000, respectively, to the Plan.

Stock Option Plans

In May 1997, the board of directors approved the 1997 Stock Option Plan (the "1997 Plan"), which provides incentive and nonqualified stock options to employees and nonemployees. The Company reserved 2,000,000 shares of common stock for issuance pursuant to the 1997 Plan. No options granted under this plan will remain exercisable later than ten years after the date of grant. At December 31, 2002, the 1997 Plan had 94,693 shares available for grant.

In May 1998, the board of directors approved the 1998 Stock Option Plan (the "1998 Plan"), which provides incentive and non-incentive stock options to employees. The Company reserved 1,000,000 shares of common stock for issuance pursuant to the stock options granted under this 1998 Plan. No options granted under this plan will remain exercisable later than ten years after the date of the grant. At December 31, 2002, the 1998 Plan had 128,500 shares available for grant.

In June 2000, the board of directors approved the 2000 Stock Option Plan (the "2000 Plan"), which provides incentive and nonqualified stock options to employees and nonemployees. The Company reserved 2,000,000 shares of common stock for issuance pursuant to the stock options granted under this 2000 Plan. No options granted under this plan will remain exercisable later than ten years after the date of grant. At December 31, 2002, the 2000 Plan had 332,834 shares available for grant.

Stock options outstanding for the 1997, 1998, and 2000 Plans, (collectively, "the Stock Option Plans") are as follows:

	2000		2001		2002	
	Shares (000s)	Weighted average exercise price	Shares (000s)	Weighted average exercise price	Shares (000s)	Weighted average exercise price
Outstanding at beginning of year	2,256	$5.39	3,553	$4.44	3,363	$3.65
Granted	1,795	$2.62	1,060	$2.55	100	$2.50
Exercised	(261)	$1.39	(111)	$1.53	—	$ —
Canceled	(237)	$3.12	(1,139)	$5.30	(105)	$2.76
Outstanding at end of year	3,553	$4.44	3,363	$3.65	3,358	$3.64
Options exercisable at year end	1,833	$6.14	1,462	$4.27	2,437	$4.02
Weighted-average fair value of options granted during the year		$1.81		$2.04		$1.98

The following table summarizes information with respect to options outstanding and exercisable at December 31, 2002:

	Options outstanding			Options exercisable	
Exercise Price Range	Number of shares (000s)	Weighted average exercise price	Weighted average remaining contractual life (in years)	Number of shares (000s)	Weighted average exercise price
$1.35 – $2.00	421	$1.53	6.4	377	$1.56
$2.25 – $2.69	2,091	$2.63	8.0	1,247	$2.62
$3.98 – $4.00	150	$3.99	8.6	117	$4.00
$7.00 – $8.00	696	$7.86	6.6	696	$7.86
$1.35 – $8.00	3,358	$3.64	7.6	2,437	$4.02

In July 1997, the Company issued 100,000 nonqualified stock options at an exercise price of $2.00 per share to a nonemployee and accounted for these stock options using the fair value method. These options vest immediately, are exercisable after one-year and have a term of six years. As of December 31, 2002, none of these options had been exercised.

During 2001, the Company issued 223,333 stock options and 213,333 warrants to former executives as part of their severance agreements. The stock options and warrants are exercisable immediately at prices ranging from $1.75 to $4.00 per share and have terms of seven of ten years. The stock options and warrants require variable accounting treatment, which requires the Company to record a compensation charge equal to the difference between the fair market price and the exercise price of these options each quarter. In 2001 and 2002, the Company recorded compensation expense (income) related to these stock options and warrants totaling $53,680 and ($53,680), respectively. In June 2002, the Company issued 50,000 stock options to Alan Kennedy and John Axford, respectively, who were elected as independent directors. The stock options vest immediately, are exercisable at an exercise price of $2.50 per share and have a term of ten years.

NOTE 12: COMMITMENTS AND CONTINGENCIES

The Company leases certain office space, automobiles, and equipment under various noncancelable operating leases, and has options to renew and renegotiate most of these leases. The leases expire at various times through January 2007. The Company also leases equipment under various month-to-month cancelable operating leases. Total rent expense was approximately $2.4 million, $2.1 million, and $2.0 million in 2000, 2001, and 2002, respectively. During 2002, the Company entered into a master lease to lease approximately $300,000 of computer hardware under a noncancelable master lease. The master lease contains seven separate three-year operating leases that expire at various times through October 2005. The master lease requires the Company to restrict cash of $345,000 as collateral. Approximate future minimum rental commitments for operating leases are as follows:

Year ended December 31, in thousands	*Amount*
2003	$1,476
2004	1,000
2005	796
2006	742
2007	303
Thereafter	350
	$4,667

The Company maintains a purchase commitment with one of its suppliers to purchase certain of its raw materials. In May 2002, the Company modified this inventory purchase commitment to reduce the required monthly commitment and extended the terms of the agreement through August 2003. In February 2003, the Company entered into a side agreement related to this purchase agreement with this supplier to include raw material purchases from its manufacturers, as part of the required monthly commitment. Under the terms of this amended inventory purchase commitment and the side agreement, the Company and its manufacturers are required to purchase a total of $2.5 million of raw materials in 2003.

The Company utilizes royalty agreements with individuals and entities to provide compensation for items such as reprints of articles or speeches relating to the Company, sales of promotional videos featuring sports personalities, and promotional efforts used for product sales or attracting new associates. The total expense for these agreements was approximately $459,000, $396,000, and $485,000 in 2000, 2001, and 2002, respectively.

In October 1999, the Company entered into an agreement with Jett, a high level associate and 4.8% shareholder, whereby Jett would promote the Company and help develop associate interest in Japan. Under the terms of the agreement, the Company agreed to pay Jett $50,000 a month plus all expenses for two years and he could also earn additional commissions, up to $1.6 million, for the development and sale of training materials and sales aids. In September 2001, the Company amended its agreement whereby the Company ceased paying a set monthly fee and began paying him a royalty of $5.00 for each specific promotional item sold by the Company, up to a maximum of $1.6 million. Total payments relating to this agreement were approximately $850,000, $470,000, and $120,000 in 2000, 2001, and 2002, respectively, of which $22,000 remained unpaid at December 31, 2002.

NOTE 13: CAPITAL STOCK

Preferred Stock

On April 8, 1998, the Company amended its Articles of Incorporation to reduce the number of authorized shares of common stock from 100.0 million to 99.0 million. Additionally, the Company authorized 1.0 million shares of preferred stock with a par value of $0.01 per share. No shares of preferred stock have been issued or are outstanding.

Treasury Stock

As described more fully in Notes 8 and 9, during 2000 and 2001, the Company acquired an aggregate of 798,701 shares of common stock from Mr. Charles E. Fioretti for a total cost of $1.2 million. As described in Note 8, in October 2001, all of the 815,009 shares of the Company's treasury stock were sold to Mr. Ray Robbins. In December 2001, Dr. Bill McAnalley Ph.D. tendered 27,701 shares of his common stock to the Company, at the current market price on the date of transfer, in order to exercise 74,074 of his stock options.

NOTE 14: LITIGATION

In February 2003, the Company was notified by the Ministry of Health that it was the subject of an investigation into the sales practices relating to certain of its independent associates in New Zealand. The Company's associates' policies and procedures strictly prohibit the making of any therapeutic claims related to its products. The Company believes it has reached an agreement with the Ministry of Health under which Mannatech will not be prosecuted. However, the Company has agreed to discipline those associates who allegedly have violated the NZ Medicines Act by making or publishing therapeutic claims. The Ministry of Health stated it will continue to monitor the Company's actions and may prosecute individual distributors or the Company in the event of any further violations. As a result, the Company is reviewing its policies and procedures to strengthen its training, compliance and disciplinary processes to emphasize regulatory compliance in all countries where it operates.

In February 2003, the Company was also notified that it was the subject of an investigation by the Therapeutic Goods Administration of Australia, or the TGA, alleging certain violations of the advertising provisions of the Therapeutic Goods Legislation. The TGA subsequently notified the Company that it believes the Company and certain associates have also allegedly breached its Australian Therapeutic Goods Advertising Code, or the Code, and alleges that certain of the Company's associates were misusing the Company's Australian patent specifications. The Company is currently investigating these alleged violations and any associate found to be in violation of any Australian laws will be terminated in accordance with the Company's policies and procedures. The Company has asked the TGA to provide further information related to these violations and intends to fully cooperate with the TGA to resolve this matter. However, if the TGA finds that the Company has violated the code, it may impose certain sanctions and/or fines on the Company and its associates that could have an adverse effect on the Company business, financial condition, results of operations, and liquidity.

The Company has several pending claims incurred in the normal course of business. In the opinion of management, such claims, including those referred to above, can be resolved without material effect on the Company's consolidated financial condition or results of operations.

NOTE 15: EARNINGS PER SHARE

The following data shows the amounts used in computing earnings (loss) per share and their effect on the weighted-average number of common shares and dilutive common share equivalents. At December 31, 2000, all 3.6 million common stock options were excluded from the diluted EPS calculation. At December 31, 2001, all 3.4 million common stock options and 213,333 warrants were excluded from the diluted EPS calculation and at December 31, 2002, 2.9 million common stock options and 213,333 warrants were excluded from the diluted EPS calculation as their effect was antidilutive. The amounts are rounded to the nearest thousands, except for per share amounts.

	2000			2001			2002		
	Loss (Numerator)	*Shares (Denominator)*	*Per Share Amount*	*Loss (Numerator)*	*Shares (Denominator)*	*Per Share Amount*	*Income (Numerator)*	*Shares (Denominator)*	*Per Share Amount*
Basic EPS:									
Net income (loss) available to common shareholders	($7,349)	24,946	($0.30)	($3,660)	24,730	($0.15)	$1,888	25,135	$0.08
Effect of dilutive securities – Stock options	—	—	—	—	—	—	—	130	(0.01)
Diluted EPS:									
Net income (loss) available to common shareholders plus assumed conversions	($7,349)	24,946	($0.30)	($3,660)	24,730	($0.15)	$1,888	25,265	$0.07

NOTE 16: SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended December 31,		
Supplemental disclosure of cash flow information:	2000	2001	2002
		(in thousands)	
Income taxes paid	$ 200	$ —	$ 2,077
Interest paid	$ 69	$ 32	$ 19
Summary of non-cash investing and financing activities:			
Assets acquired through notes payable and capital lease	$ —	$801	$ 535
Commitment (cancellation of commitment) to repurchase common stock from a shareholder	$1,000	($417)	$ —
Treasury shares received for the payment of a note receivable due from a shareholder	$ 333	$167	$ —

NOTE 17: SEGMENT INFORMATION

The Company conducts its business within one industry segment. No single associate accounted for more than 10% of total sales for the years ended December 31, 2000, 2001, and 2002, respectively.

Long-lived assets by country for the years ended December 31, 2000, 2001, and 2002 are as follows:

Country	*2000*	*2001*	*2002*
		(in millions)	
Australia	$ 0.5	$ 0.4	$0.3
Japan	1.3	0.7	0.5
United Kingdom	0.4	0.3	0.2
United States	11.1	9.0	6.5
	$13.3	$10.4	$7.5

Net sales (in millions and as a percentage of net sales) by country for the years ended December 31, 2000, 2001, and 2002 is as follows:

Year	*United States*		*Canada*		*Australia*		*United Kingdom*		*Japan*		*New Zealand**	
2000	$115.7	77.0%	$20.2	13.5%	$8.5	5.7%	$1.9	1.3%	$3.7	2.5%	$ —	—%
2001	$99.3	77.1%	$18.1	14.1%	$4.4	3.4%	$1.2	1.0%	$5.7	4.4%	$ —	—%
2002	$105.0	74.5%	$16.4	11.6%	$6.6	4.8%	$1.6	1.1%	$9.0	6.4%	$2.3	1.6%

* *New Zealand began operations in June 2002.*

Market for Registrant's Common Equity and Related Shareholder Matters

Market for its Common Stock. On February 12, 1999, Mannatech completed its initial public offering and on February 16, 1999, its common stock began trading on the Nasdaq National Market under the symbol "MTEX." As of March 20, 2003, the total number of outstanding shares of its common stock was 25,134,840 and the closing price on such date was $2.57. Below are the high and low sales prices of Mannatech's common stock as reported on the NASDAQ National Market for each quarter of the fiscal years ended December 31, 2001 and 2002:

	Low	*High*
First Quarter 2001	$1.00	$1.47
Second Quarter 2001	$0.91	$1.84
Third Quarter 2001	$0.85	$1.17
Fourth Quarter 2001	$1.05	$4.61
First Quarter 2002	$1.56	$3.15
Second Quarter 2002	$2.11	$3.43
Third Quarter 2002	$1.33	$2.69
Fourth Quarter 2002	$1.15	$2.75

Holders. As of March 20, 2003, there were approximately 5,100 shareholders of record who held Mannatech's common stock directly and approximately 130 security brokers and dealers who held approximately 47.8% of Mannatech's common stock on behalf of approximately 8,200 shareholders.

Dividends. Mannatech did not pay any dividends in 2001 or 2002 and does not intend to pay any dividends in 2003. Thereafter, Mannatech's board of directors will periodically reevaluate its dividend policy based on its consolidated results of operations, financial condition, cash requirements, and other relevant factors. Any future payments of dividends will be subject to the discretion of the board of directors and subject to certain limitations under the Texas Business Corporation Act.

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of Mannatech, Inc., or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties, and other factors include, without limitation, the risk that Mannatech's operations will not produce the desired results; the risk that Mannatech will be unable to attract and retain associates; uncertainties related to potential changes in laws and government regulations; uncertainties related to market acceptance of Mannatech's products being offered and developed; and Mannatech's ability to compete successfully with other products in the market. For further discussion of these and other factors that could affect Mannatech's future results, readers of this report should refer to the various reports and documents filed from time-to-time by Mannatech, Incorporated with the Securities and Exchange Commission.

Corporate Information

Corporate Headquarters:
600 S. Royal Lane, Suite 200
Coppell, Texas 75019
(972) 471-7400
www.mannatech.com

Investor Relations:
For investor information, inquiries, reports and filings with the Securities and Exchange Commission email IR@mannatech.com or call (972) 471-6512.

Stock Listing:
Mannatech's stock is listed on the NASDAQ National Market under the symbol "MTEX."

Registrar and Transfer Agent:
EquiServe Trust Company N.A.
(Formerly First Chicago Trust)
(781) 575-2724

Annual Shareholders' Meeting:
Mannatech's annual shareholders' meeting will be held at 10:00 a.m. Central Daylight Time on June 2, 2003, for shareholders of record on April 8, 2003.


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Board of Directors



Samuel L. Caster
Chairman of the Board
Mannatech, Inc.
(3, 4)



Jules Zimmerman
Vice-Chairman
Retired; President and CEO
of Hickok Associates, Inc.
(1, 2, 3, 4)



Robert M. Henry
Chief Executive Officer
Mannatech, Inc.
(3)



Terry L. Persinger
President and Chief
Operations Officer,
Mannatech, Inc.
(3)



Roger Beutner
Retired, SVP of Operations
of Amway Corp.
(1, 2)



J. Stanley Fredrick
Owner of Fredrick
Consulting Services
(3)



Marlin Ray Robbins
Independent Associate
Mannatech, Inc.
(3)



Alan D. Kennedy
Retired, President
Worldwide for Tupperware
Corp.
(1, 2, 4)



Dr. John Stewart Axford
Member of the faculty at
St. George's Hospital and Medical
School, University of London

(1) Audit Committee, (2) Compensation Committee, (3) Executive Committee, (4) Nominating Committee

Executive Officers



Back Row (L to R):

John F. Crowley
President of International Operations

Cynthia L. Tysinger
Vice-President and Chief Information Officer

Samuel L. Caster
Chairman of the Board

Bettina S. Simon
Senior Vice President and General Counsel

Bill H. McAnalley, Ph. D.
Senior Vice President of Research and Product Development and Chief Scientific Officer

Front Row (L to R):

Stephen D. Fenstermacher
Senior Vice President and Chief Financial Officer

Terry L. Persinger
President and Chief Operating Officer

Robert M. Henry
Chief Executive Officer

Brad G. Wayment
Senior Vice President of Marketing

MANNATECH

600 S. Royal Lane, Suite 200, Coppell, Texas 75019 (972) 471-7400
www.mannatech.com